BNP PARIBAS
SECURITIES SERVICES

Date: 31-Aug-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 2

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Prana Biotechnology Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Prana Biotechnology Limited**

ACN/ARSN: 080 699 065

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on 29-Aug-2007
The previous notice was given to the company on 15-Dec-2006
The previous notice was dated 13-Dec-2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	11,204,482	7.78%	9,641,383	6.36%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
23-Feb-2007 to 1-May-2007	AMP Life Limited	Share acquisition	$124,737.93	Fully Paid Ordinary Shares 336,250	336,250
4-Apr-2007 to 20-Aug-2007	AMP Life Limited	Share disposal	-$27,391.16	Fully Paid Ordinary Shares -77,258	-77,258
19-Feb-2007 to 20-Aug-2007	ARIA Scheme	Share disposal	-$58,178.30	Fully Paid Ordinary Shares -157,559	-157,559
16-Aug-2007 to 20-Aug-2007	Cogent Nominees Pty Limited	Share disposal	-$22,309.06	Fully Paid Ordinary Shares -76,408	-76,408
19-Feb-07	Cogent Nominees Pty Limit	Share acquisition	$3,839.63	Fully Paid Ordinary Shares 10,239	10,239
23-Feb-2007 to 20-Aug-2007	Cogent Nominees Pty Limit	Share disposal	-$610,371.00	Fully Paid Ordinary Shares -1,855,724	-1,855,724
4-Apr-07	Government Employees Superannuation Board	Share acquisition	$96,274.00	Fully Paid Ordinary Shares 260,200	260,200
16-Aug-2007 to 20-Aug-2007	Government Employees Superannuation Board	Share disposal	-$828.92	Fully Paid Ordinary Shares -2,839	-2,839

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 2,236,889	2,236,889
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 5,637,224	5,637,224
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 896,611	896,611
	JP Morgan Nominees Australia Limited	Public Sector Super Scheme		Fully Paid Ordinary: 613,298	613,298
	National Nominees Pty Limited	QLD Local Government Superannuation Board of WA - Sustainable Fund		Fully Paid Ordinary: 257,361	257,361
				Total:	9,641,383

5. Change in association
The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses
The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001

This notice of change of interests of substantial holder (ASIC Form 604) comprises 1 page/s in total.